[redacted]

15048633

AD 3/12

SEC MAIL PROCESSING SECTION
RECEIVED
MAR 0 2 2015
WASH. D.C.
194

SECURITIES ... ON
Washington, D.C. 20549

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# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
|---|
| 8- 23285 |

## FACING PAGE
**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING January 1, 2014 ENDING December 31, 2014

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER
Hunter, Keith, Marshall & Co., Incorporated

| OFFICIAL USE ONLY |
|---|
| FIRM ID. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1430 Broadway Suite 1402
(No. and Street)

New York (City) New York (State) 10018 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Henry C. Marshall 212-736-6140
(Area Code – Telephone No.)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

G.R.Reid Associates, LLP
(Name – if individual, state last, first, middle name)

1010 Northern Blvd (Address) Great Neck (City) NY (State) 11021 (Zip Code)

CHECK ONE

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
|---|
| |

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the exemption. See section 240.17a-5(e)(2).*

**Sec 1410 (06-02)**

*Potential Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number*

3/13/15

**OATH OR AFFIRMATION**

I, Henry C. Marshall, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of

Hunter, Keith, Marshall & Co., Incorporated

, as of

December 31, 2014, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

New York
New York

Signature

Principal
Title

Notary Public

MARY N NOWAK
Notary Public - State of New York
NO. 01NO6277482
Qualified in New York County
My Commission Expires Mar 11, 2017

This Report ** contains (check all applicable boxes):

- [x] (a) Facing Page
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss)
- [x] (d) Statement of Cash Flows.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and an audited Statements of Financial Condition with respect to methods of Consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

G.R. Reid Associates, LLP
CERTIFIED PUBLIC ACCOUNTANTS

# HUNTER, KEITH, MARSHALL & CO., INCORPORATED

## REPORT ON AUDIT OF FINANCIAL STATEMENTS AND SUPPLEMENTARY INFORMATION

## REPORT ON INTERNAL CONTROL

## YEAR ENDED DECEMBER 31, 2014

*HUNTER, KEITH, MARSHALL & CO., INCORPORATED*

*FINANCIAL STATEMENTS AND SUPPLEMENTAL INFORMATION*
*YEAR ENDED DECEMBER 31, 2014*

---

**TABLE OF CONTENTS** **PAGE**

G.R. Reid Associates, LLP
CERTIFIED PUBLIC ACCOUNTING
& CONSULTING FIRM
www.GRReid.com

7600 Jericho Tpke., Suite 400, Woodbury, NY 11797
TEL: 516.802.0100 FAX: 516.364.9600

1010 Northern Blvd., Suite 336, Great Neck, NY 11021
TEL: 516.466.6650 FAX: 516.466.2442

780 Third Ave., 7th Floor, New York, NY 10017
TEL: 212.883.0011 FAX: 212.883.0111

## REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Members
of Hunter Keith Marshall & Co., Incorporated

We have audited the accompanying financial statements of Hunter Keith Marshall & Co., Incorporated (a New York Corporation), which comprise the statement of financial condition as of December 31, 2014 and the related statements of operations, changes in members' equity and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements and supplemental information. Hunter Keith Marshall & Co., Incorporated's management is responsible for these financial statements. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of Hunter Keith Marshall & Co., Incorporated as of December 31, 2014, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The Computation of Net Capital under Rule 15c3-1 has been subjected to audit procedures performed in conjunction with the audit of Hunter Keith Marshall & Co., Incorporated's financial statements. The supplemental information is the responsibility of Hunter Keith Marshall & Co., Incorporated's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Rule 17a-5 of the Securities Exchange Act of 1934. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

*G.R. Reid Associates, LLP*

**Great Neck, New York**
**February 23, 2015**

## HUNTER, KEITH, MARSHALL & CO., INCORPORATED

***STATEMENT OF FINANCIAL CONDITION***
***DECEMBER 31, 2014***

| | | |
|---|---|---|
| **ASSETS** | | |
| Cash | $ | 9,528 |
| Furniture, fixtures and equipment, at cost, less accumulated depreciation of $67,683 | | 77 |
| Other assets | | 7,892 |
| | $ | 17,497 |
| **LIABILITIES AND STOCKHOLDERS' EQUITY** | | |
| Accrued expenses | $ | 50 |
| Stockholders' equity | | |
| Common stock, $10 par value; 3,000 shares authorized, 1,000 shares issued and outstanding | | 10,000 |
| Additional paid-in-capital | | 464,445 |
| Retained earnings (deficit) | | (456,998) |
| | | 17,447 |
| | $ | 17,497 |

See notes to financial statements

## HUNTER, KEITH, MARSHALL & CO., INCORPORATED

***STATEMENT OF OPERATIONS***
***FOR THE YEAR ENDED DECEMBER 31, 2014***

| | |
|---|---|
| ***REVENUES*** | |
| Interest and other income | $ 1,871 |
| ***EXPENSES*** | |
| Occupancy | 21,600 |
| Communications | 5,040 |
| Professional fees | 7,877 |
| Travel and entertainment | 3,017 |
| Other operating expenses | 8,822 |
| ***TOTAL EXPENSES*** | 46,356 |
| ***LOSS BEFORE PROVISION FOR INCOME TAXES*** | (44,485) |
| ***PROVISION FOR INCOME TAXES*** | 33 |
| ***NET LOSS*** | $ (44,518) |

*See notes to financial statements*

## HUNTER, KEITH, MARSHALL & CO., INCORPORATED

***STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY***
***FOR THE YEAR ENDED DECEMBER 31, 2014***

| | Common Stock | Additional Paid-in Capital | Retained Earnings (Deficit) | Total |
|---|---|---|---|---|
| ***Balance - Beginning*** | $ 10,000 | $ 420,424 | $ (412,480) | $ 17,944 |
| *Contributions* | - | 44,021 | - | 44,021 |
| *Net loss* | - | - | (44,518) | (44,518) |
| ***Balance - End*** | $ 10,000 | $ 464,445 | $ (456,998) | $ 17,447 |

*See notes to financial statements*

HUNTER, KEITH, MARSHALL & CO., INCORPORATED

***STATEMENT OF CASH FLOWS***
***FOR THE YEAR ENDED DECEMBER 31, 2013***

| | |
|---|---|
| ***Cash flows from operating activities*** | |
| Net loss | $ (44,518) |
| Adjustments to reconcile net loss to net cash used in operating activities: | |
| Depreciation | 86 |
| **Changes in operating assest and liabilities** | |
| Loans receivable from shareholder | 1,000 |
| Other assets | (114) |
| Accrued expenses | (300) |
| Total adjustments | 672 |
| ***Net cash used in operating activities*** | (43,846) |
| ***Cash flows from financing activities*** | |
| Contributions | 44,021 |
| ***Net cash provided by financing activities*** | 44,021 |
| ***NET CHANGE IN CASH*** | 175 |
| ***CASH- BEGINNING OF YEAR*** | 9,353 |
| ***CASH - END OF YEAR*** | $ 9,528 |

| | |
|---|---|
| Supplemental disclosures of cash flow information: | |
| Cash paid during the year for: | |
| Interest expense | $ - |
| Income tax | $ 332 |

*See notes to financial statements*

## 1- SUMMARY OF SIGNIFICANT ACCOUNTING POLICES

### ORGANIZATION

Hunter, Keith, Marshall & Co., Incorporated (the "Company") is a broker-dealer registered with the Financial Industry Regulatory Authority (FINRA) and the Securities and Exchange Commission (SEC) and does not carry or hold securities for customer accounts. There are no liabilities subordinated to claims of general creditors during the year ended December 31, 2014.

### SIGNIFICANT CREDIT RISK AND ESTIMATES

The Company as a non-clearing broker does not handle any customer funds or securities.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management of the Company to use estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

### REVENUE RECOGNITION

The Company's principal source of revenue is advisory fees earned on corporate financing transactions. Such fees are recorded as earned and related expenses are recognized when the underlying contract is consummated

### DEPRECIATION

Depreciation of furniture, fixtures and equipment is provided over the estimated useful lives of the respective assets (five to seven years) using accelerated methods.

### CASH

Financial instruments that potentially subject the Company to credit risk consist primarily of cash and accounts receivable. The Company maintains cash with a major financial institution. At times, such amounts might exceed Federal Deposit Insurance Corporation ("FDIC") limits.

## 2- INCOME TAXES

The Company, with the consent of its stockholders, has elected under the Internal Revenue Code to be taxed as an S Corporation. The stockholders of an S Corporation are taxed on their proportionate share of the Company's taxable income. Therefore, no provision or liability for federal income taxes has been included in the financial statements. Certain specific deductions and credits flow through the Company to its stockholders. Accordingly, the current year's income tax provision consists solely of state and local income taxes.

## 3- LEASE COMMITMENTS

The Company leases its office facilities under an agreement, which provides for fixed monthly rentals. Effective December 29, 2010, the Corporation signed a new lease to commence on March 1, 2011 and to end of March 31, 2016. Included in operations for 2014 is rent expense of approximately $21,600.

Future minimum rental payments under non-cancelable operating lease are approximately as follows.

| | |
|---|---|
| 2015 | $21,600 |
| 2016 | 5,400 |
| | $27,000 |

## 4- COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS FOR BROKERS AND DEALERS PURSUANT TO RULE 15C3-3

The Company is exempt from the provisions of Rule 15c3-3 under the securities Exchange Act of 1934, in that Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph (k)(2)(ii) of the Rule.

## 5- NET CAPITAL REQUIREMENT

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c-3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2014, the Company had net capital of $9,478 which was $4,478 in excess of its required net capital of $5,000. The Company had a percentage of aggregate indebtedness to net capital of 1% as of December 31, 2014.

## 6 - SUBSEQUENT EVENTS

Management has evaluated all activity through February 23, 2015, the issue date of the financial statements and concluded that no material subsequent events have occurred that would require recognition in the financial statements or disclosure in the notes to the financial statements.

***SUPPLEMENTARY INFORMATION***
***PURSUANT TO RULE 17A-5 OF THE***
***SECURITIES EXCHANGE ACT OF 1934***

***AS OF DECEMBER 31, 2014***

## HUNTER, KEITH, MARSHALL & CO., INCORPORATED

## SCHEDULE 1

***COMPUTATION OF NET CAPITAL UNDER RULE 15C-3-1***
***OF THE SECURITIES AND EXCHANGES***
***DECEMBER 31, 2014***

| | |
|---|---|
| Net Capital | |
| Stockholders' equity | $ 17,447 |
| Deductions and/or charges: | |
| Non-allowable assets: | |
| Furniture, fixtures and equipment, net | 77 |
| Other assets | 7,892 |
| | 7,969 |
| Net capital before haircuts on security positions | 9,478 |
| Haircut on exempt securities | - |
| ***NET CAPITAL*** | $ 9,478 |
| ***AGGREGATE INDEBTNESS*** | $ 50 |
| ***MINIMUM NET CAPITAL REQUIRED*** | $ 5,000 |
| ***EXCESS OF NET CAPITAL OVER MINIMUM REQUIREMENTS*** | $ 4,478 |
| ***PERCENTAGE OF AGGREGATE INDEBTNESS TO NET CAPITAL*** | 1% |

***Statement Pursuant to Paragraph (d) (4) of Rule 17a-5***

There were no material differences with respect to the computation of net capital calculated above and the Company's computation included in Part IIA of Form X-17a-5 as of December 31, 2014.

G.R. Reid Associates, LLP
CERTIFIED PUBLIC ACCOUNTING
& CONSULTING FIRM
www.GRReid.com

7600 Jericho Tpke., Suite 400, Woodbury, NY 11797
TEL: 516.802.0100 FAX: 516.364.9600

1010 Northern Blvd., Suite 336, Great Neck, NY 11021
TEL: 516.466.6650 FAX: 516.466.2442

780 Third Ave., 7th Floor, New York, NY 10017
TEL: 212.883.0011 FAX: 212.883.0111

## REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Members
of Hunter Keith Marshall & Co., Incorporated
Stamford, Connecticut

We have reviewed management's statements, included in the accompanying exemption report in which (1) Hunter Keith Marshall & Co., Incorporated identified the following provisions of 17 C.F.R. §15c3-3(k) under which Hunter Keith Marshall & Co., Incorporated claimed an exemption from 17 C.F.R. Section §240.15c3-3: (1), (2)(i), (2)(ii) or (3) (the "exemption provisions") and (2) Hunter Keith Marshall & Co., Incorporated stated that Hunter Keith Marshall & Co., Incorporated met the identified exemption provisions throughout the most recent fiscal year without exception. Hunter Keith Marshall & Co., Incorporated's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Hunter Keith Marshall & Co., Incorporated's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k) 1), (2)(i), (2)(ii) or (3) of Rule 15c3-3 under the Securities Exchange Act of 1934.

G.R. Reid Associates, LLP

**Great Neck, NY**
**February 23, 2015**

Hunter, Keith, Marshall & Co.
Incorporated
1430 Broadway, Suite 1402
New York, NY 10018

HENRY C. MARSHALL JR
Principal

PHONE: 212-736-6140
FAX: 212-629-4391

## Annual Audit Exemption Report

Hunter, Keith, Marshall & Co., Incorporated claims that it was exempt from SEC Rule 15c3-3 throughout the entire fiscal year ended December 31, 2014.

Henry C. Marshall Jr., Principal, on behalf of Hunter, Keith, Marshall & Co., Incorporated makes the following statements to the best of his knowledge and belief:

1. Hunter, Keith, Marshall & Co., Incorporated operates pursuant to SEC Rule 15c3-3(k)(2)(i);
2. Hunter, Keith, Marshall & Co., Incorporated met the identified exemption provisions under SEC Rule 15c3-3(k) throughout the fiscal year 2014 without exception.

By: ______________________
Henry C. Marshall Jr.

Title: Principal